XSUNX, INC.
65 Enterprise
Aliso Viejo, CA 92656

June 28, 2010

VIA EDGAR

Ms. Chambre Malone
Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:	XsunX, Inc.
Request for Acceleration of Registration Statement
File No. 333-166427

Dear Ms. Malone:

In accordance with Rule 461 under the Securities Act of 1933, XsunX, Inc., a Colorado corporation (the “Company”), hereby requests acceleration of the effective date of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-166427) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2010.  The Company respectfully requests that the Registration Statement become effective as of 1:00 p.m., Washington, D.C. time, on Wednesday, June 30, 2010, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to John D. Owens, III, Esq. or Clayton E. Parker, Esq. of K&L Gates, LLP at (305) 539-3300, counsel to the Company.

Very truly yours,

/s/ Tom Djockovich
Tom Djockovich
Chief Executive Officer